FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        May, 2005

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   May 10, 2005

EXHIBIT INDEX

1	News Release 05-09 dated May 9, 2005

2	News Release 05-08 dated May 10, 2005

EXHIBIT 1

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

May 9, 2005	NEWS RELEASE 05-09	MAE - TSE MNG-AMEX

Miramar Reports High Grade Drill Results from Doris Central Zone at Hope Bay
Positive Results from Infill and Step-out Holes, including 17.2 g/t over 19.7m and 54 gm/t over 4.4m
New Resource Calculations and Scoping Studies to Commence

VANCOUVER — Miramar Mining Corporation (MAE-TSX, MNG-AMEX) today announced results from the next nine holes drilled to upgrade and expand the resources within the Doris Central zone at its Hope Bay belt in Nunavut. Doris Central is targeted to potentially make up part of the next phase of proposed development of the Hope Bay belt after mining of the current reserve at the planned Doris North mine is completed.

“The drilling at Doris Central is part of our overall strategy to develop sustained significant gold production from the substantial resources defined to date within the Hope Bay belt,” said Tony Walsh, Miramar’s President & CEO. “Doris Central is one of three areas targeted for inclusion in a feasibility study for the second Phase of development of the belt. It is encouraging that our in fill drilling at Doris Central appears not only to have confirmed the existing resource but may have also increased it.”

Results reported today are from the second stage of drilling at Doris Central, which was designed to complete in-fill drilling, define resource limits and test priority areas for resource expansion. Drill results from this second stage helped better define controls on mineralization and have resulted in the interpretation of a shallow south plunging core of higher grade mineralization. Drilling also extended mineralization into areas outside the previous resource limits, particularly in the southern portion of the deposit. With the completion of this program, the bulk of the Doris Central deposit has now been drilled off at 25m centers and resource limits have been reasonably well established along the northern limits and at depth, where the mineralization is offset by a diabase dike. Portions of the recently identified southern extension require additional drilling to define this area to indicated resource standards and an additional 2 to 4 holes are planned in this area before break-up.

Highlights of the in fill drilling are provided below, and complete results are attached.

Hole ID	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)
05TDD588	188.2	199.0	10.8	23.4
Including	192.2	196.6	4.4	54.4

05TDD589	204.5	222.3	15.1	10.6
Including	206.6	208.9	2.3	26.2

05TDD590	220.4	241.7	21.2	16.1
Including	222.0	233.0	11.0	21.2
Including	223.3	227.6	4.3	48.4

05TDD592	149.8	165.6	15.8	14.9
Including	152.4	160.0	7.6	23.5

05TDD594	250.4	268.0	17.6	10.5
Including	262.0	268.0	6.0	22.8

Doris Central Program

Doris Central lies approximately 1.2km south of the Doris North deposit, the target for the initial development of a high grade starter mine on the Hope Bay belt which is currently in the permitting process. Mineralization at Doris Central occurs along the same Lakeshore Vein that extends over 3.5km south of Doris North along Doris Lake and that hosts the Doris North deposit. The Lakeshore Vein is sporadically mineralized over its entire length, tending to contain concentrations of gold in areas where the vein is influenced by folding or cross cutting structures. At Doris Central, a secondary structure, the Stringer Zone (a broad zone of alteration and veining) cuts the Lakeshore Vein at a shallow angle, localizing significant concentrations of gold in the vicinity of the intersection, both in the Lakeshore Vein itself and in the cross cutting Stringer Zone.

The two-stage program for Doris Central consisted of 17 holes totalling 4,422 meters. The program was designed to upgrade the confidence level of the Doris Central resource as well as attempt to expand the overall resource in this area. The program targeted areas that fell within preliminary mining shapes or areas which lacked information but had the potential to influence mining shapes. Initial interpretation of the drill results indicated good continuity between holes and better than expected results in portions of the resource targeted for expansion. Once a new resource estimate is complete, the indicated resource at Doris Central is expected to be ready for inclusion in studies targeting the proposed development of the Phase 2 production from the Hope Bay belt, providing, along with the Boston deposit, higher grade feed to blend with the bulk tonnage potential of the Madrid deposit. Prior to the current drilling, the Doris Central zone was estimated to contain an indicated resource of 201,000oz at a grade of 14.9g/t gold and an additional inferred resource of 59,000oz at a grade of 16.0g/t gold.

2005 Hope Bay Program

Miramar’s objective for producing gold at Hope Bay has always been to identify resources that would support a longer life than the two-year mine life at the proposed Doris North project. The Doris Central zone, along with the upper portions of the Boston and Madrid deposits may provide the opportunity to maintain production through the Doris mill after the Doris North reserve has been depleted. While the upper Boston deposit is already drilled to standards suitable for inclusion in a feasibility study, additional drilling was required at Doris Central and Madrid to improve resource confidence levels for inclusion in feasibility studies. These programs, totalling approximately 29,000m of drilling and utilizing six to eight drill rigs, are expected to be completed by mid-2005 and new resource estimates completed for incorporation into a feasibility study scheduled for completion in 2006. Expenditures on these components of the 2005 program are expected to total approximately $13 million. In addition, approximately $1.5 million will be spent on permitting the Doris North project and community relations, and a further $2.7 million on work related to preparing the feasibility study for Phase 2 development.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, the largest undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution and risk to shareholders, Miramar has developed a phased approach to maximizing gold production from the Hope Bay belt:

Phase 1:	Short Term: Develop a small scale, high grade, low cost, high return gold mine at Doris North with the objective of generating significant cash flow, after capital payback, to advance the subsequent phases while minimizing equity dilution. Doris North is projected to produce 155,000 oz of gold per year for two years.

Phase 2:	Medium Term: To extend and expand production levels by developing the higher grade, more accessible areas of the Boston, Doris and Madrid deposits, with a target production level of approximately 200,000 oz of gold per annum, generating cash flow anticipated to complete Phase 3.

Phase 3:	Longer Term: To further expand gold production by maximizing the potential of the very large Madrid deposit and the remainder of the Boston and Doris deposits, to generate sustained production estimated to be in the range of 350,000 to 400,000 oz of gold per annum.

In parallel with these activities, Miramar intends to continue the exploration programs at Hope Bay to discover new deposits to contribute to a sustained intermediate production profile, while conducting grassroots exploration in cooperation with strategic partners.

Production from Doris North is subject to successful completion of permitting procedures and any options for production from Doris Central, Madrid or Boston would be subject to the successful completion of additional drilling, economic studies and permitting procedures, as well as availability of financing among other conditions.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected results of this work and statements regarding the 2005 work program and production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2004 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings, to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced, and, accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

Miramar Mining Corporation
Table of Results for Doris Central Drilling Phase 2

Hole ID	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)
05TDD585	abandoned

05TDD587	287.2	288.3	1.1	5.8

05TDD588	165.9	167.9	2.0	6.1
And	188.2	199.0	10.8	23.4
including	192.2	199.0	6.8	35.9
including	192.2	196.6	4.4	54.4

05TDD589	195.3	195.9	06	165.8
and	204.5	222.3	17.8	9.1
including	206.6	208.9	2.3	26.2
including	218.0	222.3	4.3	14.0

05TDD590	222.0	241.7	19.7	17.2
Including	222.0	233.0	11.0	214
Including	223.3	227.6	4.3	48.4
Including	227.2	227.6	0.4	380.1
Including	238.2	241.7	3.5	26.0

05TDD591	298.0	302.1	4.1	10.3
and	318.8	319.8	1.0	34.0
and	323.9	325.6	1.7	23.8

05TDD592	149.8	165.6	15.8	14.9
including	151.8	160.0	8.2	22.9
and	163.0	165.6	2.6	16.1
And	169.0	170.0	1.0	13.2

05TDD593	179.9	180.6	0.8	7.8

05TDD594	250.4	268.0	17.6	10.5
including	262.0	268.0	6.0	22.8

EXHIBIT 2

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

May 10, 2005	NEWS RELEASE 05-08	MAE - TSE MNG-AMEX

Miramar Reports Permitting Process for Doris North Resumes
— Minister Approves Part 5 Review of Proposed High Grade Gold Mine on the Hope Bay Project —

VANCOUVER — Miramar Mining Corporation (MAE-TSX, MNG-AMEX) today announced that the Minister of Indian and Northern Affairs Canada (INAC) has approved the decision of the Nunavut Impact Review Board (NIRB) to proceed with a review of the proposed the Doris North gold mine under Part 5 of the Nunavut Land Claims Agreement.

“We believe we are now in a position to resume the permitting process for the high grade Doris North Mine, the first phase of proposed development of the Hope Bay belt” said Tony Walsh, Miramar’s President and CEO. “Since NIRB made its decision in August 2004 that additional information was required before the Doris North project could be assessed, we have compiled the supplemental information necessary to address their requests. Now that we can go ahead with the Part 5, we expect to work with NIRB to establish their timetable to complete the new review of the Doris North project.”

As announced on March 24, 2005, Miramar views Doris North as the first phase in a three phase development strategy for the Hope Bay belt which could eventually establish significant sustained gold production for Miramar. Resources at Hope Bay total 2.1 million oz of gold at a grade of 9.6g/t in the measured and indicated category and an additional 4.3 million oz of gold at a grade of 7.0g/t gold in the inferred category. The proposed Doris North Mine is phase 1 of the development plan and is projected to produce approximately 150,000 oz of gold per year for two years. Miramar aims to complete a feasibility study for Phase 2 in 2006 that targets production from three other areas of the belt of approximately 200,000 oz of gold per year after mining of the current reserve at Doris North is complete. Phase 3 is expected to follow thereafter and targets to achieve sustainable production levels of 350,000 to 400,000 oz of gold per year.

Permitting Process

On August 16, 2004, Miramar announced that NIRB had recommended to the Minister of INAC that the Doris North project should not proceed on the basis of the then existing application, identifying five areas where additional information was required. However, in its report, NIRB encouraged Miramar to file another application that includes the requested supplemental information. On February 18, 2005, as announced, Miramar filed a new preliminary project description for the Doris North project with NIRB. NIRB requested the Minister of INAC agree to NIRB conducting a review of the project in accordance with Part 5 of the Nunavut Land Claims Agreement. Miramar is committed to working with all stakeholders for a successful conclusion to the permitting process for the Doris North project.

Now that the Part 5 review has been approved, NIRB will conduct a new review and make a recommendation to the Minister as to whether the Doris North project should proceed. If a positive NIRB recommendation is obtained and is supported by the Minister, NIRB would then issue a project certificate which would allow the Nunavut Water Board (NWB) to schedule and hold hearings into the granting of a water licence for the project. Assuming a positive NWB decision, the Minister would determine whether to approve the water licence and set the bonding amounts. The project will also need a number of other permits, such as an authorization from the

Department of Fisheries and a foreshore lease from INAC for the jetty. Miramar has taken steps towards obtaining all required permits.

Production from Doris North is subject to successful completion of permitting procedures and any options for production from phases 2 or 3 at Hope Bay would be subject to the successful completion of additional drilling, economic studies and permitting procedures, as well as availability of financing among other conditions.

For more information on Miramar Mining Corporation and its projects, visit our website at www.miramarmining.com.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation.

The analytical method for the gold analysis is gravimetric assay, done by TSL Laboratories in Saskatoon, with metallic screen assays for all samples assaying over 10g/t gold. Check assays are competed by ALS Chemex in North Vancouver.

Forward Looking Statements

Statements relating to additional information to be provided to NIRB and the timing and result of the permitting process and the potential of the Company’s properties are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or occur. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including delays or difficulties in completing the permitting process or supplying additional information required by NIRB to support a positive recommendation; that NIRB may not provide a positive recommendation for the project or that NIRB or other governmental or regulatory agencies may impose additional requirements that might increase costs, result in further delays or render the project unfeasible; the risk that the Company’s exploration work will not result in identification of additional resources, fluctuations in gold prices, the need for additional financing, uncertainties involved in interpreting drilling results and other tests and in estimating the amount and nature of gold mineralization and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2004 and Reports on Form 6-K filed with the Securities and Exchange Commission.

The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com